 UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2026

Commission File Number 001-15170

GSK plc
(Translation of registrant's name into English)

79 New Oxford Street, London, WC1A 1DG
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

Issued: 20 October 2026, London UK

Hibsago (bepirovirsen) approved in the US for the treatment of chronic hepatitis B (CHB)

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Approval based on phase III data showing unprecedented functional cure rates compared to standard of care

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Six-month treatment with option of self-administration after first dose

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CHB affects approximately 1.7 million people in the US[1]

GSK plc (LSE/NYSE: GSK) today announced that the US Food and Drug Administration (FDA) has approved Hibsago (bepirovirsen) for the treatment of chronic hepatitis B (CHB) virus infection in combination with nucleos(t)ide analogue reverse transcriptase inhibitor (NrtI) therapy in adult patients without cirrhosis, receiving Nrtl therapy for at least 6 months, who have suppressed HBV deoxyribonucleic acid (DNA), and with hepatitis B virus (HBV) surface antigen (HBsAg) levels ≤3000 IU/ml, as determined by an FDA-authorised test. [2] Bepirovirsen is a first in class antisense oligonucleotide (ASO) and offers unprecedented functional cure rates compared to current standard of care. The approval was granted under FDA priority review and Breakthrough Therapy Designation, recognising significant improvement of bepirovirsen and nucleos(t)ide analogue therapy over existing standard of care.[3]

Tony Wood, Chief Scientific Officer, GSK, said: “Despite current therapies, many people living with chronic hepatitis B remain on treatment indefinitely and continue to face the risk of serious liver complications.[4],[5] For the first time, with Hibsago, US patients have the potential to achieve functional cure after a six-month treatment course, with the added convenience of the option of self-administration after the first dose.”

The approval was supported by results from the B-WELL phase III trials showing functional cure rates of 19% in adults with ≤3000 IU/ml HBsAg, compared to current standard of care alone, which typically achieves less than 1% functional cure rate after one year of treatment.[6],[7] Functional cure occurs when HBV DNA and viral protein - HBsAg - are undetectable for at least 24 weeks after stopping all treatment, indicating the disease is controlled by the immune system without medication.[8]

Dr. Norah Terrault, Chief of Gastroenterology & Hepatology, USC Keck Medical Centre, said: “This is the start of a new era in treating people living with CHB. Bepirovirsen offers patients the potential to achieve functional cure after a short period of treatment, a long-standing goal for patients and physicians alike."

Dr. Chari Cohen, President of Hepatitis B Foundation, said: “CHB is a major public health challenge, affecting millions of people in the US and accounting for approximately 56% of all global liver cancer cases.1,[9] Today marks significant progress towards our aim of transforming the way CHB is managed with improvements in screening, diagnosis, and the availability of innovative treatment options for our community.”

Quantitative surface antigen testing will support the diagnosis and identification of patients suitable for treatment with bepirovirsen who have baseline HBsAg levels ≤3000 IU/ml. Several tests are available, including a recently authorised FDA test.

GSK continues to advance regulatory submissions for bepirovirsen across multiple geographies with key regulatory decisions anticipated in the coming months.

Results from the B-Well phase III trials
Pooled data from the B-Well phase III trials showed that six-month treatment with bepirovirsen achieved a clinically meaningful 19% functional cure response rate (233 of 1,220 vs. 0 of 614 in the placebo group). B-Well 1 and B-Well 2 each met the primary end point, demonstrating a statistically significant improvement in functional cure versus placebo in the overall study population (adults with ≤3000 IU/ml HBsAg level). In a key secondary endpoint, a functional cure rate of 26% (200 of 768 vs. 0 of 393 in the placebo group) was achieved in participants with ≤1000 IU/ml HBsAg level, a group that represents approximately 45% of diagnosed CHB cases globally.[10]

Exploratory analyses also showed bepirovirsen reduced HBsAg to ≤100 IU/ml in 49% of participants (598 of 1220) in the overall study population, and in 62% of bepirovirsen recipients in the ≤1000 IU/ml (476 of 768) sub-group[11] as of the week 72 visit. Medical literature has linked this low level of surface antigen with increased immune control and improved patient outcomes.[12],[13],[14]

The trials showed an acceptable safety and tolerability profile consistent with other studies of bepirovirsen. The three most frequently observed adverse events were injection site erythema, local pain and temporary rise in the blood level of a liver enzyme.

About bepirovirsen
Bepirovirsen is an antisense oligonucleotide (ASO) designed to recognise and inhibit the production of the genetic components (i.e. RNA) of the hepatitis B virus that can lead to chronic disease, potentially allowing a person’s immune system to regain control. Bepirovirsen reduces the production of RNA and viral proteins associated with HBV, suppresses the level of hepatitis B surface antigen (HBsAg) in the blood, and may stimulate the immune system to increase the chances of a durable and sustained response.

GSK licensed bepirovirsen from Ionis Pharmaceuticals and collaborated with them on its development. Bepirovirsen has been recognised by global regulatory authorities for its innovation and potential to address significant unmet need in hepatitis B, with Breakthrough Designation and priority review from the US FDA, Breakthrough Therapy and Priority Review designation in China and SENKU designation in Japan. Bepirovirsen is approved in Japan and the US.

Please see accompanying US Prescribing Information here.

About the B-Well trials
The B-Well 1 and B-Well 2 trials are global multi-centre, randomised, double-blind, placebo-controlled trials conducted in 29 countries. They assessed the efficacy, safety, pharmacokinetic profile, and durability of functional cure in nucleos(t)ide analogue-treated adult participants with chronic hepatitis B and baseline surface antigen (HBsAg) ≤3000 IU/ml. The primary endpoint assessed the proportion of participants achieving functional cure in patients with baseline HBsAg ≤3000 IU/ml (assessed six months after all therapies were discontinued). A key ranked secondary endpoint evaluated functional cure in participants with baseline HBsAg ≤1000 IU/ml.

About chronic hepatitis B
Hepatitis B is a viral infection that can cause both acute and chronic liver disease. Chronic hepatitis B occurs when the immune system is unable to clear the virus, resulting in long-lasting infection that affects more than 240 million people worldwide. The disease causes approximately 1.1 million deaths each year[15] and is the leading cause of liver cancer cases globally.4 Currently, many patients often require lifelong antiviral therapy for viral suppression, making functional cure a critical goal in disease management.

About GSK’s hepatology portfolio
GSK is extending its expertise in inflammation to develop a next wave of innovation for the millions of people affected by chronic and life-threatening fibro-inflammatory liver conditions. GSK has a growing hepatology pipeline, harnessed by the science of the immune system and advanced technologies, with a focus on chronic hepatitis B, metabolic dysfunction-associated steatohepatitis (MASH) and alcohol-associated liver disease (ALD).

About GSK
GSK is a global biopharma company with a purpose to unite science, technology, and talent to get ahead of disease together. Find out more at www.gsk.com.

GSK enquiries
Media:	Tim Foley	+44 (0) 20 8047 5502	(London)
	Jonny Reilly	+44 (0) 20 8047 5502	(London)
	Kathleen Quinn	+1 202 603 5003	(Washington DC)
	Alison Hunt	+1 540 742 3391	(Washington DC)

Investor Relations:	James Dodwell	+44 (0) 7881 269066	(London)
	Mick Readey	+44 (0) 7990 339653	(London)
	Joanna Tuplin	+44 (0) 7788 351650	(London)
	Sam Piper	+44 (0) 7824 525779	(London)
	Dan Smith	+44 (0) 7823 523885	(London)
	Jeff McLaughlin	+1 215 751 7002	(Philadelphia)
	Frannie DeFranco	+1 215 751 3126	(Philadelphia)

Cautionary statement regarding forward-looking statements
GSK cautions investors that any forward-looking statements or projections made by GSK, including those made in this announcement, are subject to risks and uncertainties that may cause actual results to differ materially from those projected. Such factors include, but are not limited to, those described in the “Risk Factors” section in GSK’s Annual Report on Form 20-F for 2025, and GSK’s Q2 Results for 2026.

Registered in England & Wales:
No. 3888792

Registered Office:
79 New Oxford Street
London
WC1A 1DG

References

[1] Razavi-Shearer D, Gamkrelidze I, Hall S, Cohen C, Gish R, Pham T, et al. The Current Burden of Hepatitis B in the United States: A State, Territorial, and County Modelling Analysis. J Viral Hepat. 2026;33(1):e70122
[2] Hibsago US FDA Prescribing Information. Available at: https://gskpro.com/content/dam/global/hcpportal/en_US/Prescribing_Information/Hibsago/pdf/HIBSAGO-PI-MG-IFU.PDF.
[3] US Food and Drug Administration. Breakthrough Therapy. Available at: https://www.fda.gov/patients/fast-track-breakthrough-therapy-accelerated-approval-priority-review/breakthrough-therapy (last accessed August 2026).
[4] Fasano M, Poliseno M, Milella M, et al. Risk of hepatocellular carcinoma development in long-term nucleos(t)ide analogue suppressed patients with chronic hepatitis B. Hepatoma Res. 2023;9:3.
[5] Drysdale M, Chang R, Wang S, Coutinho A, Gielen V, Man T, Song R, Duh MS, Khalili M, Theodore D. Hepatitis B Surface Antigen Loss and Improved Clinical Outcomes in US Individuals With Chronic Hepatitis B Virus Infection. J Viral Hepat. 2026 Jun;33(6):e70184. doi: 10.1111/jvh.70184. PMID: 42141794; PMCID: PMC13179525.
[6] Slaets, L. et al. “Systematic review with meta-analysis: hepatitis B surface antigen decline and seroclearance in chronic hepatitis B patients on nucleos(t)ide analogues or pegylated interferon therapy” in GastroHep 2, 106–116 (2020)
[7] Hou J, Lim SG, Buti M, et al. Phase 3 results of bepirovirsen treatment for chronic hepatitis B virus infection. N Engl J Med. 2026;394(24):2395-2406. doi:http://dx.doi.org/10.1056/NEJMoa2515131.
[8] Ghany MG, Buti M, Lampertico P, Lee HM; 2022 AASLD-EASL HBV-HDV Treatment Endpoints Conference Faculty. Guidance on treatment endpoints and study design for clinical trials aiming to achieve cure in chronic hepatitis B and D: Report from the 2022 AASLD-EASL HBV-HDV Treatment Endpoints Conference. J Hepatol. 2023 Nov;79(5):1254-1269. doi: 10.1016/j.jhep.2023.06.002. Epub 2023 Jun 21. PMID: 37377088; PMCID: PMC12373084.
[9] Rumgay H et al. Global burden of primary liver cancer in 2020 and predictions to 2040. J Hepatol. 2022;77:1598–1606. doi: 10.1016/j.jhep.2022.08.021
[10] GSK data on file, 2026
[11] Hou J et. al. Oral presentation APASL STC 2026 Japan (September 18-19)
[12] Tseng TC et al. Gut 2025;74:1896–1906
[13] Zhou K et al. Lancet Gastroenterol Hepatol 2019;4:227–238
[14] Tseng TC et al. Hepatology 2012;55:68–76
[15] WHO Global Hepatitis Report 2026. Available at: https://www.who.int/publications/i/item/9789240122383 (last accessed August 2026)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GSK plc
(Registrant)

Date: October 21, 2026

By:/s/ VICTORIA WHYTE --------------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GSK plc